Item 3.4: Hours of Operations

Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.

The ATS operates Monday through Friday according to the standard market hours schedule below, with the exception of the following NYSE market holidays: New Years Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

Standard Market Hours (US Eastern time): 1) 8:00am: begin accepting FIX connections / sessions; 2) 9:15am: begin accepting orders; 3) 9:30am: begin executing orders (i.e. first call auction will take place at or after 9:30am); 4) 4:00pm: stop executing orders (i.e. final call auction will take place at or before 4:00pm)*; 5) 5:00pm: all FIX sessions disconnected.

- The ATS stops executing orders at 1:00pm instead of 4:00pm on: the day prior to observed Christmas Day, the day prior to observed Independence Day, and the day after Thanksgiving Day. FIX sessions are disconnected at 2:00pm instead of 5:00pm on these days.

While the ATS only accepts orders as described above, the Portal defined in Part II Item 5 is available on any calendar day.

Are the hours of operations the same for all Subscribers and the Broker-Dealer Operator?

Y

If no, identify and explain any differences.

Item 3.8: Order Sizes

Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?

Y

If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

The ATS accepts odd-lot and mixed-lot orders; the minimum order size is 1 share.

The ATS will not accept individual Target Orders or Standard Orders with a quantity greater than 10,000,000 shares or with a notional value greater than $1,000,000,000. The ATS will not accept orders with prices lower than $1 per share.

Subscribers may specify their own maximum order size and maximum notional value constraints on each FIX connection. These maxima may be configured within ranges defined by the ATS as follows: 1) Quantity (shares): 100 through 10,000,000; 2) Notional Value (dollars): $1 through $1,000,000,000;

These maxima are defined by Subscribers at the FIX port or session level, acting as outer boundaries on the values that the Subscriber may enter on any individual Standard Order or Target Order entered in that session (see Part III Item 7 under the heading EXECUTION INSTRUCTIONS).

The ATS also enforces a global constraint that orders may not be priced more than 10% more aggressively than the measured NBBO for a given security. Subscribers may configure more restrictive constraints at the FIX port or session level.

If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?

Y

If no, identify and explain any differences.

Does the NMS Stock ATS accept or execute odd-lot orders?

Y

If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd lot treated the same as round lot).

Odd lot orders are treated and handled in the same manner as round and mixed lot orders.

If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?

Y

If no, identify and explain any differences.

Does the NMS Stock ATS accept or execute mixed-lot orders?

Y

If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).

Mixed lot orders are treated and handled in the same manner as odd and round lot orders.

If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?

Y

If no, identify and explain any differences.

Item 3.10: Opening and Reopening

Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

OPENING PROCEDURE: The ATS begins accepting orders before trading commences (before the "opening auction"), at the dates and times specified in Part III Item 4. The opening auction will take place after the opening time specified in Part III Item 4. As a general matter, this and all other auctions will include any NMS securities for which there has been an opening or a re-opening print from the primary listing exchange for that security.;

PRIORITY, MATCHING, EXECUTION: orders are prioritized, matched, and executed in an opening or re-opening auction in the same manner as subsequent auctions, as described in Part III Items 11(a) and 11(c);

ORDER TYPES: all order types specified in Part III Item 8 are accepted for opening and re-opening auctions.

Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator?

Y

If no, identify and explain any differences.

Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

START OF REGULAR TRADING: orders that remain open after the last auction of a trading day are automatically cancelled at the end of the trading day. Such orders are not carried forward into the next trading day.

RESUMPTION OF TRADING IN A SECURITY: orders that are not filled after an intraday stoppage and resumption of trading in a security remain open. Specifically, if an order is open for a halted security or entered during a halt in that security, and that order is not cancelled (by the Subscriber), it is eligible for participation in the auction following the resumption of trading in the given security or securities.

INITIAL TRADING PERIOD: the ATS will launch with a limited set of NMS securities in order for the Operator and Subscribers to verify their respective systems:

- Phase 1: on or after June 21, 2022, the ATS will restrict trading to three symbols: KRE, MSFT, and V

- Phase 2: on or after June 27, 2022, the ATS will permit trading in all eligible NMS securities

The dates above may be adjusted following review by Subscribers and the Operator of trading activity, performance, and post-trade processing.

Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker-Dealer Operator?

Y

If no, identify and explain any differences.

Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular trading hours, and/or executions during regular trading hours?

N

If yes, identify and explain the differences.